

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 16, 2018

Via E-mail
Darrin R. Uecker
President and Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

Re: **Pulse Biosciences, Inc.**
Registration Statement on Form S-3
Filed May 9, 2018
File No. 333-224800

Dear Mr. Uecker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Andrew D. Hoffman, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.